EXHIBIT I-1

NRG ENERGY, INC.
Estimate of Fees and Expenses

     The following is an estimate of the fees and expenses paid or incurred, or to be paid or incurred, by the NRG Applicants related to the Proceedings, including without limitation the preparation of the Plan and the Disclosure Statement, the prosecution of any related litigation and any related transactional documents. The actual fees and expenses may vary by category, but the NRG Applicants do not expect the total to exceed the amount specified below.

(000’s)
Legal Fees and Expenses	$45,000
Financial Advisors fees and expenses	$65,000
Refinancing*	$85,000
Miscellaneous	$10,000

Total	$205,000

     *The NRG Applicants may refinance certain debt while the Proceedings are pending. While the refinancing would be independent of the Proceedings, the NRG Applicants are including information relating to the fees and expenses associated with the refinancing for purposes of full disclosure. The fees set forth above for the refinancing assume that the NRG Applicants refinance $3.3 billion in debt, and are customary for a transaction of this size. Depending upon several factors, including but not limited the status of capital markets, the NRG Applicants may decrease the size of the refinancing.

I-1